February 1, 2008

Via EDGAR and Facsimile

Jim B. Rosenberg

Tabatha Akins

Joel Parker

Sonia Barrows

Suzanne Hayes

U.S. Securities and Exchange Commission

100 F Street, N.W.

Mail Stop 6010

Washington, DC 20549

Re:	Cell Therapeutics, Inc.

Form 10-K for the Fiscal Year Ended December 31, 2006

Form 10-Q for the Quarterly Period Ended September 30, 2007

Amended Form 8-K filed October 15, 2007

File No. 001-12465

Dear Mr. Rosenberg, Ms. Akins, Mr. Parker, Ms. Barrows and Ms. Hayes:

On behalf of Cell Therapeutics, Inc. (the “Company”), we are responding to the Staff’s comment (the “Comment”), which was provided to us by a member of the Staff via a telephone call on January 22, 2008, relating to the above-referenced filings of the Company. In response to the Comment, we are providing the response set forth below. For your convenience, we have repeated the Staff’s comment below in bold face type before our response below. References to “we,” “our” or “us” mean the Company or its advisors, as the context indicates.

1.	Please refer to your response to our prior Comment No. 1. Item 601(b)(10)(B) of Regulation S-K governs the requirement to file an agreement not to disclose a material agreement. We disagree with your assertion that the milestone payments are not reasonably likely to have a material effect on your financial condition. See Release No. 8056. Please confirm that you will disclose the potential milestone payments along with the events that will trigger these payments related to your license agreement with Nerviano Medical Sciences in future filings.

In response to the Comment, we confirm that we will disclose the requested information in our future filings. We supplementally advise the Staff that, given the conversation we had with members of the Staff on January 29, 2008 during which we discussed disclosure of potential milestone payments generally, we are also considering including additional information in our future filings regarding milestone or royalty payments that may be made either by or to the Company. We will include such disclosure if we determine that it is material.

The Company acknowledges the following:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the Company’s filings;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the Company’s filings; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We would very much appreciate the Staff’s prompt review of this response letter. Should you have any follow-up questions, please call Karen A. Dempsey at (415) 772-6540 or the undersigned at (415) 772-6909.

Sincerely,

Heller Ehrman LLP

/s/ Lora D. Blum
Lora D. Blum

cc:	Louis A. Bianco

Cell Therapeutics, Inc.

Karen A. Dempsey

Donna M. Cochener

Heller Ehrman LLP

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